UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 22, 2022

TRADEUP GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40368	98-1584130
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

437 Madison Avenue, 27th Floor

New York, New York 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (732) 910-9692

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Ordinary Shares and one-half of one redeemable warrant	TUGCU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	TUGC	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A Ordinary Shares, each at an exercise price of $11.50 per share	TUGCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On April 22, 2022, TradeUP Global Corporation (the “Company” or “TradeUP Global”) held an extraordinary general meeting (the “Extraordinary General Meeting”) of its shareholders in connection with the proposed business combination (“the Business Combination”) contemplated by the business combination agreement (as amended, the “Business Combination Agreement”), dated as of September 27, 2021, by and among TradeUP Global, TGC Merger Sub, a Cayman Islands exempted company incorporated with limited liability (“Merger Sub”) and SAITECH Limited, a Cayman Islands exempted company incorporated with limited liability (“SAITECH”). The Business Combination is described in the definitive proxy statement filed by TradeUP Global (the “Definitive Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022.

At the Extraordinary General Meeting holders of 4,311,707 of the Company’s ordinary shares (the “Ordinary Shares”), which represents approximately 73.9% of the Ordinary Shares outstanding and entitled to vote as of March 9, 2022, the record date for the Extraordinary General Meeting, were represented in person or by proxy. At the Extraordinary General Meeting, the shareholders voted on and approved the following: Proposal One, the Business Combination Proposal; Proposal Two, the Articles Amendment Proposal; Proposal Three, the Share Issuance Proposal; Proposal Four, the Incentive Plan Proposal; and Proposal Five, the Adjournment Proposal, in each case as defined and described in greater detail in the Definitive Proxy Statement and incorporated herein by reference.

The approval of Proposal One, Three, Four and Five each required an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the shareholders of the Company that are entitled to vote and who attended and voted at the Extraordinary General Meeting. Approval of Proposal Two required a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the shareholders of TradeUP Global that are entitled to vote and who attended and voted at the Extraordinary General Meeting.

Set forth are the final voting results for each of the proposals:

Proposal 1 – The Business Combination Proposal

The Business Combination Proposal was approved. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
3,984,478	127,229	200,000	N/A

Proposal 2 – The Articles Amendment Proposal

The Articles Amendment Proposal was approved. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
3,981,478	130,229	200,000	N/A

Proposal 3 – The Share Issuance Proposal

The Share Issuance Proposal was approved. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
3,984,478	127,229	200,000	N/A

Proposal 4 – The Incentive Plan Proposal

The Incentive Plan Proposal was approved. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
3,984,329	127,378	200,000	N/A

Proposal 5 – The Adjournment Proposal

The Adjournment Proposal was approved. The voting results of the Ordinary Shares were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
3,959,662	152,045	200,000	N/A

TradeUP Global and SAITECH plan to close the Business Combination as soon as practicable, subject to the satisfaction or waiver of customary closing conditions, and expect SAI.TECH Global Corporation’s ordinary shares and warrants to commence trading on the Nasdaq Stock Market LLC under the ticker symbols “SAI” and “SAIW,” respectively, on the first business day after closing occurs.

Item 7.01. Regulation FD Disclosure.

On April 22, 2022, the Company issued a press release announcing the results of the Extraordinary General Meeting. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

Item 8.01. Other Events.

As of 9:00 am Eastern Time on April 22, 2022, a total of 2,071,735 Ordinary Shares had been presented for redemption in connection with the Extraordinary General Meeting (the “Redemptions”).

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and SAITECH’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and SAITECH’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the closing. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and SAITECH’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and SAITECH following the announcement of the business combination agreement and the transactions contemplated therein; (2) the inability to complete the business combination, including due to failure to obtain approval of the shareholders of the Company, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the business combination agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (5) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the business combination; (7) changes in applicable laws or regulations; (8) the possibility that SAITECH or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the impact of COVID-19 on SAITECH’s business and/or the ability of the parties to complete the business combination; and (11) other risks and uncertainties indicated from time to time in the definitive proxy statement/prospectus relating to the business combination, including those under “Risk Factors” in the definitive proxy statement/prospectus, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated April 22, 2022
104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRADEUP GLOBAL CORPORATION

	By:	/s/ Jianwei Li
		Name: Title:	Jianwei Li Chairman and Chief Executive Officer

Dated: April 22, 2022

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